FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 18, 2015

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CELLCOM ISRAEL ANNOUNCES FILING
OF SUPPLEMENTAL SHELF OFFERING REPORT IN ISRAEL

Netanya, Israel – January 18, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced that, following the Company's previously announced preparations for a potential refinancing of a portion of its debt in Israel, and following the publication of an amendment to the Company's shelf prospectus dated June 24, 2014, after having received the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE, approvals,  the Company published today a supplemental shelf offering report, or Offering Report, after receiving the TASE's approval. Pursuant to the Offering Report the Company is offering the following exchange offer:

•           to exchange every NIS 1 principal amount of the Company's series D debentures, up to an aggregate principal amount of NIS 293,000,000, for NIS 1.45 principal amount of new debentures of the Company's existing series H debentures; and

•           to exchange every NIS 1 principal amount of the Company's series E debentures, up to an aggregate principal amount of NIS 130,000,000, for NIS 1.16 principal amount of new debentures of the Company's existing series I debentures.

Holders of series D and E debentures will be able to accept such exchange offer until February 2, 2015. The Company may change the amount and conversion rate of the exchange offer during such period under certain conditions.

The new debentures of the Company's existing series H and series I shall bear the same rights and terms as the outstanding debentures of the same series and will be listed for trading on the TASE.

The aggregate amount that the Company expects to pay in arrangement fees and other expenses in connection with this offering (based on the market value of the debentures that may be issued pursuant to the exchange offer as of January 15, 2015 and the exchange rates noted above), is approximately NIS 1.6 million. The Company will not receive any cash consideration in connection with the offer.

The execution of the exchange offer would constitute a partial payment of the Company's debentures series D and E, which have an average maturity of approximately 1.44 years and 1.45 years, respectively, whereas the debentures series H and I have an average maturity of approximately 6.15 years and 6.15 years, respectively. This exchange, if consummated, will assist the Company in maintaining flexibility in its cash flow and better aligning repayment dates to the company's strategy and forecasted results of operations.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2013, filed on March 6, 2014 under "Item 5B. Liquidity and Capital Resources – Debt Service", the Company's immediate report regarding the Company's results for the second quarter of 2014 on Form 6-K dated August 11, 2014 under "Other developments during the second quarter of 2014 and subsequent to the end of the reporting period – Debt Raising" and the Company's immediate report on Form 6-K dated January 15, 2015.

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward looking statements

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering, the amount of debentures to be exchanged and the conversion rate of the exchange offer  are subject to uncertainties and assumptions about market conditions. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million cellular subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services and most recently – also television of the internet service in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 18, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary